EXHIBIT 3.6

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION

The undersigned certify that:

1.	They are the president and the secretary, respectively, of INNOVATIVE SOFTWARE TECHNOLOGIES, INC., a California corporation.

2.	Article Five of the Articles of Incorporation of this corporation is amended to read as follows:

“ARTICLE FIVE

The total number of shares of stock which the corporation shall have the authority to issue 125,000,000 consisting of 100,000,000 shares of Common Stock, $0.001 per value share (“Common Stock”), and 25,000,000 shares of Preferred Stock, having no par value per share (the Preferred Stock).

Dividends may be paid upon the Common Stock as and when declared by the Board of Directors of the Corporation out of any funds legally available therefore.

The rights, preferences, privileges and restrictions granted to or imposed upon the Preferred Stock will later be determined by the board of directors.”

3.	The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4.
The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 14,531,071. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our knowledge.

DATE: 07-31-01

	By:	/s/ Douglas S. Hackett
Douglas S. Hackett, President

By:	/s/ Shawn M. Thomas
Shawn M. Thomas, Secretary